As filed with the Securities and Exchange Commission on December 14, 2011

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NEWMONT MINING CORPORATION (Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of) incorporation or organization	6363 South Fiddlers Green Circle Greenwood Village, Colorado 80111 (303) 863-7414 (Address of principal executive offices)	84-1611629 (I.R.S. Employer Identification No.)

Stephen P. Gottesfeld
Vice President, General Counsel and Secretary
Newmont Mining Corporation
6363 South Fiddlers Green Circle
Greenwood Village, Colorado  80111
(303) 863-7414
(Name, address and telephone number,
including area code, of agent for service)

Copies to: Laura M. Sizemore David M. Johansen White & Case LLP 1155 Avenue of the Americas New York, New York 10036 (212) 819-8200

Approximate date of commencement of proposed sale to the public:  From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $1.60 per share	4,915,685(1)	$65.00(2)	$319,519,525(2)	$36,616.94
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(1)
Represents the number of shares of common stock, par value $1.60 per share (the “Common Stock”), of Newmont Mining Corporation (“Newmont”) that may be issued from time to time upon the redemption, retraction or exchange of an equivalent number of the exchangeable shares of Newmont Mining Corporation of Canada Limited, a wholly owned subsidiary of Newmont formerly known as Newmont NE Holdings Limited (“New NMCCL”), or upon the liquidation, dissolution or winding up of New NMCCL. This amount also includes an indeterminate number of additional shares of Common Stock that may be issued pursuant to Rule 416 under the Securities Act to prevent dilution resulting from stock splits, stock dividends, recapitalizations or similar transactions.

(2)
Pursuant to Rule 457(c) and 457(f) under the Securities Act, estimated solely for the purpose of calculating the registration fee on the basis of the average of the high and low sales prices for the Common Stock on the New York Stock Exchange on December 12, 2011, which was $65.00.

Prospectus

4,915,685 Shares

Common Stock
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This prospectus relates to shares of our common stock, par value $1.60 per share, that we may issue from time to time upon the redemption, retraction or exchange of an equivalent number of the exchangeable shares of Newmont Mining Corporation of Canada Limited, our wholly owned subsidiary formerly known as Newmont NE Holdings Limited that we refer to as New NMCCL in this prospectus, or upon the liquidation, dissolution or winding up of New NMCCL.

The exchangeable shares will be issued in connection with the reorganization of certain of our subsidiaries in a plan of arrangement to shareholders of Newmont Canada FN Holdings Limited, our wholly owned subsidiary formerly known as Newmont Mining Corporation of Canada Limited, or Old NMCCL, who make a valid election to receive exchangeable shares of New NMCCL in lieu of receiving shares of our common stock. Each exchangeable share may be exchanged at the option of the holder for one share of our common stock. In addition, under certain circumstances, New NMCCL can redeem the exchangeable shares in exchange for shares of our common stock on a one-for-one basis.

Because the shares of our common stock offered by this prospectus will be issued only in exchange for or upon redemption of the exchangeable shares, we will not receive any cash proceeds from this offering. We are paying all expenses of registration incurred in connection with this offering.

Our common stock is listed on the New York Stock Exchange under the symbol “NEM.” The last reported sale price of our common stock on the New York Stock Exchange on December 13, 2011 was $63.15 per share.

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Investing in our securities involves risks. You should carefully read and evaluate the risks described under “Risk Factors” beginning on page 2 of this prospectus as well as the risk factors and other information contained in our filings with the Securities and Exchange Commission and incorporated by reference into this prospectus.

_________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

_________________

The date of this prospectus is December 14, 2011

TABLE OF CONTENTS

Prospectus

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You should rely only on the information contained in or incorporated by reference in this prospectus.  We have not authorized any other person to provide you with information that is different.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are offering to sell, and seeking offers to buy, these shares of our common stock only in jurisdictions where such offers and sales are permitted.  You should not assume that the information provided by this prospectus or the documents incorporated by reference in this document is accurate as of any date other than their respective dates.  Our business, financial condition, results of operations or prospects may have changed since those dates.
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ABOUT THIS PROSPECTUS

The following information about Newmont should be read in conjunction with the information described under “Where You Can Find More Information” in this prospectus, which information forms a part of this prospectus.

Unless we have indicated otherwise, or the context otherwise requires, references in this document to “Newmont,” “the Company,” “we,” “us,” “our Company” or “our” refer to Newmont Mining Corporation and its consolidated subsidiaries, except where it is clear that such terms refer to Newmont Mining Corporation only.

References in this document to “ounces attributable to Newmont” or “pounds attributable to Newmont” mean that portion of gold or copper produced, sold or included in proven and probable reserves that is attributable to Newmont’s ownership or economic interest.

Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus to “$” or “dollar” are to the lawful currency of the United States.

FORWARD-LOOKING STATEMENTS

Some statements contained in this document, including information incorporated by reference herein, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act), and are intended to be covered by the safe harbor created by those sections.  Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)”, “estimate(s)”, “should”, “intend(s)” and similar expressions are intended to identify forward-looking statements. Our forward-looking statements include, without limitation:

•	estimates regarding future earnings and the sensitivity of earnings to gold and other metal prices;

•	estimates of future mineral production and sales;

•	estimates of future production costs, other expenses and taxes for specific operations and on a consolidated basis;

•	estimates of future cash flows and the sensitivity of cash flows to gold and other metal prices;

•
estimates of future capital expenditures, construction, production or closure activities and other cash needs, for specific operations and on a consolidated basis, and expectations as to the funding or timing thereof;

•
estimates as to the projected development of certain ore deposits, including the timing of such development, the costs of such development and other capital costs, financing plans for these deposits and expected production commencement dates;

•	estimates of reserves and statements regarding future exploration results and reserve replacement and the sensitivity of reserves to metal price changes;

•	statements regarding the availability, terms and costs related to future borrowing, debt repayment and financing;

•	estimates regarding future exploration expenditures, results and reserves;

•	statements regarding fluctuations in financial and currency markets;

ii

•	estimates regarding potential cost savings, productivity, operating performance, and ownership and cost structures;

•	expectations regarding the completion and timing of acquisitions or divestitures and projected synergies and costs associated with acquisitions;

•	expectations regarding the start-up time, design, mine life, production and costs applicable to sales and exploration potential of our projects;

•	statements regarding modifications to hedge and derivative positions;

•	statements regarding political, economic or governmental conditions and environments;

•	statements regarding future transactions;

•	statements regarding the impacts of changes in the legal and regulatory environment in which we operate;

•	estimates of future costs and other liabilities for certain environmental matters; and

•	estimates of pension and other post-retirement costs.

Where we express an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, our forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by those forward-looking statements. Such risks include, but are not limited to:

•	the price of gold, copper and other commodities;

•	currency fluctuations;

•	geological and metallurgical assumptions;

•	operating performance of equipment, processes and facilities;

•	labor and community relations;

•	timing of receipt of necessary governmental permits or approvals;

•	domestic and foreign laws or regulations, particularly relating to the environment and mining;

•	domestic and international economic and political conditions;

•	our ability to obtain or maintain necessary financing; and

•	other risks and hazards associated with mining operations.

More detailed information regarding these factors is included in “Risk Factors” beginning on page 2 of this prospectus and the sections titled “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our reports and other documents on file with the SEC. Many of these factors are beyond our ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on our forward-looking statements.

All subsequent written and oral forward-looking statements attributable to Newmont or to persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. We disclaim any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

iii

THE COMPANY

Newmont is primarily a gold producer with significant assets or operations in the United States, Australia, Peru, Indonesia, Ghana, Canada, New Zealand and Mexico. At December 31, 2010, we had proven and probable gold reserves attributable to Newmont of 93.5 million ounces and an aggregate land position of approximately 27,500 square miles (71,100 square kilometers). Newmont is also engaged in the production of copper, principally through its Batu Hijau operation in Indonesia and its Boddington operation in Australia.

Products

Gold

We had consolidated production of 6.5 million ounces of gold (5.4 million ounces attributable to Newmont) in 2010, 6.5 million ounces (5.2 million ounces) in 2009 and 6.2 million ounces (5.2 million ounces) in 2008. We had consolidated production of 4.4 million ounces of gold (3.9 million ounces attributable to Newmont) in the nine months ended September 30, 2011, and 4.9 million ounces of gold (4.0 million ounces) in the nine months ended September 30, 2010. For 2010, 2009 and 2008, 81%, 83% and 88%, respectively, of our net revenues were attributable to consolidated gold sales. For the nine months ended September 30, 2011 and September 30, 2010, 87% and 80%, respectively, of our net revenues were attributable to consolidated gold sales. Of our 2010 consolidated gold production, approximately 30% came from North America, 23% from South America, 39% from Asia Pacific and 8% from Africa. Of our consolidated gold production in the nine months ended September 30, 2011, approximately 31% came from North America, 21% from South America, 37% from Asia Pacific and 11% from Africa.

Copper

We had consolidated production of 600 million pounds of copper (327 million pounds attributable to Newmont) in 2010, 504 million pounds (227 million pounds) in 2009 and 285 million pounds (128 million pounds) in 2008. We had consolidated production of 278 million pounds of copper (159 million pounds attributable to Newmont) in the nine months ended September 30, 2011, and 463 million pounds of copper (253 million pounds) in the nine months ended September 30, 2010. For 2010, 2009 and 2008, 19%, 17% and 12%, respectively, of our net revenues were attributable to consolidated copper sales. For the nine months ended September 30, 2011 and September 30, 2010, 13% and 20%, respectively, of our net revenues were attributable to consolidated copper sales.

Additional Information

Our principal executive offices are located at 6363 South Fiddlers Green Circle, Greenwood Village, Colorado 80111. Our telephone number is (303) 863-7414. We maintain a website at http://www.newmont.com. Information presented on or accessed through our website is not incorporated into, or made part of, this prospectus.

RISK FACTORS

You should consider carefully the risks described in our Annual Report on Form 10-K for the year ended December 31, 2010, as updated and supplemented by the discussion below, before making an investment decision. Such risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the described risks actually occurs, our business, financial condition or results of operations could be materially adversely affected.

This prospectus and the documents incorporated by reference herein also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below and elsewhere in this prospectus.  See “Forward-looking Statements.”

A substantial or extended decline in gold or copper prices would have a material adverse effect on Newmont.

Our business is dependent on the prices of gold and copper, which fluctuate on a daily basis and are affected by numerous factors beyond our control. Factors tending to influence prices include:

•	gold sales or leasing by governments and central banks or changes in their monetary policy, including gold inventory management and reallocation of reserves;

•	speculative short positions taken by significant investors or traders in gold or copper;

•	the strength of the U.S. dollar;

•	expectations of the future rate of inflation;

•	interest rates;

•	recession or reduced economic activity in the United States and other industrialized or developing countries;

•	decreased industrial, jewelry or investment demand;

•	increased supply from production, disinvestment and scrap;

•	forward sales by producers in hedging or similar transactions; and

•	availability of cheaper substitute materials.

Any decline in our realized gold or copper price adversely impacts our revenues, net income and cash flows, particularly in light of our strategy of not engaging in hedging transactions with respect to gold or copper. We have recorded asset write-downs in the past and may experience additional write-downs as a result of lower gold or copper prices in the future.

In addition, sustained lower gold or copper prices can:

•	reduce revenues further through production declines due to cessation of the mining of deposits, or portions of deposits, that have become uneconomic at prevailing gold or copper prices;

•	reduce or eliminate the profit that we currently expect from ore stockpiles and ore on leach pads;

•	halt or delay the development of new projects;

•	reduce funds available for exploration with the result that depleted reserves may not be replaced; and

•	reduce existing reserves by removing ores from reserves that can no longer be economically processed at prevailing prices.

Also see the discussion in Item 1, Business, Gold or Copper Price included in our Annual Report on Form 10-K for the year ended December 31, 2010 incorporated by reference in this prospectus.

We may be unable to replace gold and copper reserves as they become depleted.

Gold and copper producers must continually replace reserves depleted by production to maintain production levels over the long term and provide a return on invested capital. Depleted reserves can be replaced in several ways, including by expanding known ore bodies, by locating new deposits, or by acquiring interests in reserves from third parties. Exploration is highly speculative in nature, involves many risks and frequently is unproductive. Our current or future exploration programs may not result in new mineral producing operations. Even if significant mineralization is discovered, it will likely take many years from the initial phases of exploration until commencement of production, during which time the economic feasibility of production may change.

We may consider, from time to time, the acquisition of ore reserves related to development properties and operating mines. Such acquisitions are typically based on an analysis of a variety of factors including historical operating results, estimates of and assumptions regarding the extent of ore reserves, the timing of production from such reserves and cash and other operating costs. Other factors that affect our decision to make any such acquisitions may also include our assumptions for future gold or copper prices or other mineral prices and the projected economic returns and evaluations of existing or potential liabilities associated with the property and its operations and projections of how these may change in the future. In addition, in connection with future acquisitions we may rely on data and reports prepared by third parties and which may contain information or data that we are unable to independently verify or confirm. Other than historical operating results, all of these factors are uncertain and may have an impact on our revenue, our cash and other operating issues, as well as contributing to the uncertainties related to the process used to estimate ore reserves. In addition, there may be intense competition for the acquisition of attractive mining properties.

As a result of these uncertainties, our exploration programs and any acquisitions which we may pursue may not result in the expansion or replacement of our current production with new ore reserves or operations, which could have a material adverse effect on our business, prospects, results of operations and financial position.

Estimates of proven and probable reserves and non reserve mineralization are uncertain and the volume and grade of ore actually recovered may vary from our estimates.

The reserves stated in this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2010 incorporated by reference in this prospectus represent the amount of gold and copper that we estimated, at December 31, 2010 and 2009, could be economically and legally extracted or produced at the time of the reserve determination. Estimates of proven and probable reserves are subject to considerable uncertainty. Such estimates are, to a large extent, based on the prices of gold and copper and interpretations of geologic data obtained from drill holes and other exploration techniques. Producers use feasibility studies to derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the predicted configuration of the ore body, expected recovery rates of metals from the ore, the costs of comparable facilities, the costs of operating and processing equipment and other factors. Actual operating costs and economic returns on projects may differ significantly from original estimates.

 Further, it may take many years from the initial phases of exploration until commencement of production, during which time the economic feasibility of production may change.

In addition, if the price of gold or copper declines from recent levels, if production costs increase or recovery rates decrease, or if applicable laws and regulations are adversely changed, we can offer no assurance that the indicated level of recovery will be realized or that mineral reserves as currently reported can be mined or processed profitably. If we determine that certain of our ore reserves have become uneconomic, this may ultimately lead to a reduction in our aggregate reported reserves. Consequently, if our actual mineral reserves and resources are less than current estimates, our business, prospects, results of operations and financial position may be materially impaired.

Increased operating costs could affect our profitability.

Costs at any particular mining location are subject to variation due to a number of factors, such as changing ore grade, changing metallurgy and revisions to mine plans in response to the physical shape and location of the ore body. In addition, costs are affected by the price of input commodities, such as fuel, electricity, labor, chemical reagents, explosives, steel and concrete. Commodity costs are, at times, subject to volatile price movements, including increases that could make production at certain operations less profitable and changes in laws and regulations affecting their price, use and transport. Reported costs may also be affected by changes in accounting standards. A material increase in costs at any significant location could have a significant effect on our profitability and operating cash flow.

We could have significant increases in capital and operating costs over the next several years in connection with the development of new projects in challenging jurisdictions and in sustaining existing operations. Costs associated with capital expenditures have escalated on an industry-wide basis over the last several years, as a result of factors beyond our control, including the prices of oil, steel and other commodities and labor. Increased costs for capital expenditures may have an adverse effect on the profitability of existing operations and economic returns anticipated from new projects.

Estimates relating to new development projects are uncertain and we may incur higher costs and lower economic returns than estimated.

Mine development projects typically require a number of years and significant expenditures during the development phase before production is possible. Such projects could experience unexpected problems and delays during development, construction and mine start-up.

Our decision to develop a project is typically based on the results of feasibility studies, which estimate the anticipated economic returns of a project. The actual project profitability or economic feasibility may differ from such estimates as a result of any of the following factors, among others:

•	changes in tonnage, grades and metallurgical characteristics of ore to be mined and processed;

•	higher input commodity and labor costs;

•	the quality of the data on which engineering assumptions were made;

•	adverse geotechnical conditions;

•	availability of adequate labor force and supply and cost of water and power;

•	fluctuations in inflation and currency exchange rates;

•	availability and terms of financing;

•	delays in obtaining environmental or other government permits or changes in the laws and regulations related to those permits;

•	weather or severe climate impacts; and

•	potential delays relating to social and community issues.

Our future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all, any of which could have a material adverse effect on our results of operations and financial position.

We may experience increased costs or losses resulting from the hazards and uncertainties associated with mining.

The exploration for natural resources and the development and production of mining operations are activities that involve a high level of uncertainty. These can be difficult to predict and often are affected by risks and hazards outside of our control. These factors include, but are not limited to:

•	environmental hazards, including discharge of metals, pollutants or hazardous chemicals;

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industrial accidents, including in connection with the operation of mining transportation equipment and accidents associated with the preparation and ignition of large-scale blasting operations, milling equipment and conveyor systems;

•	underground fires or floods;

•	unexpected geological formations or conditions (whether in mineral or gaseous form);

•	ground and water conditions;

•	fall-of-ground accidents in underground operations;

•	failure of mining pit slopes and tailings dam walls;

•	seismic activity; and

•	other natural phenomena, such as lightning, cyclonic or tropical storms, floods or other inclement weather conditions.

The occurrence of one or more of these events in connection with our exploration activities and development and production of mining operations may result in the death of, or personal injury to, our employees, other personnel or third parties, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, deferral or unanticipated fluctuations in production, environmental damage and potential legal liabilities, all of which may adversely affect our reputation, business, prospects, results of operations and financial position.

Shortages of critical parts, equipment and skilled labor may adversely affect our operations and development projects.

The mining industry has been impacted by increased demand for critical resources such as input commodities, drilling equipment, tires and skilled labor. These shortages have, at times, impacted the efficiency of our operations, and resulted in cost increases and delays in construction of projects; thereby impacting operating costs, capital expenditures and production and construction schedules.

Mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations.

As a result of public concern about the real or perceived detrimental effects of economic globalization and global climate impacts, businesses generally and large multinational corporations in natural resources industries, such as Newmont, in particular, face increasing public scrutiny of their activities. These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, governments, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits and social investment obligations.

In addition, our ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on our ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities. Our ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with our activities or those of other mining companies affecting the environment, human health and safety of communities in which we operate. Delays in obtaining or failure to obtain government permits and approvals may adversely affect our operations, including our ability to explore or develop properties, commence production or continue operations. Key permits and approvals may be revoked or suspended or may be varied in a manner that adversely affects our operations, including our ability to explore or develop properties, commence production or continue operations.

Our exploration, development, mining and processing operations are subject to extensive laws and regulations governing worker health and safety and the protection of the environment, which generally apply to air and water quality, protection of protected species, hazardous waste management and reclamation. Some of the countries in which we operate have implemented, and are developing, laws and regulations related to climate change and greenhouse gas emissions. We have made, and expect to make in the future, significant expenditures to comply with such laws and regulations. Compliance with these laws and regulations imposes substantial costs and burdens, and can cause delays in obtaining, or failure to obtain, government permits and approvals which may adversely impact our operations.

Future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could substantially increase costs to achieve compliance, lead to the revocation of existing or future exploration or mining rights or otherwise have an adverse impact on our results of operations and financial position. For instance, the operation of our mines in the United States is subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). MSHA inspects our mines on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. If such inspections result in an alleged violation, we may be subject to fines, penalties or sanctions and our mining operations could be subject to temporary or extended closures, which could have an adverse effect on our results of operations and financial position. Following passage of The Mine Improvement and New Emergency Response Act of 2006, MSHA significantly increased the numbers of citations and orders charged against mining operations. The dollar penalties assessed for citations issued has also increased in recent years.

In addition, the United States Environmental Protection Agency (“EPA”) is currently seeking to regulate as hazardous waste under the Resource Conservation and Recovery Act (“RCRA”) secondary streams derived from core beneficiation operations, such as our roasting operations, in Nevada. Historically, such streams have been considered exempt from RCRA and have been regulated by the Nevada Division of Environmental Protection. The regulation of these streams as hazardous waste under RCRA could subject us to civil and criminal penalties for past practices and require us to incur substantial future costs to modify our waste water collection systems and retrofit our tailings storage facilities at our Nevada mining operations, which could have an adverse effect on our results of operations and financial position.

Increased global attention or regulation on water quality discharge, such as recently enacted water quality legislation applicable to our operations in Peru, and on restricting or prohibiting the use of cyanide and other hazardous substances in processing activities could similarly have an adverse impact on our results of operations and financial position due to increased compliance and input costs.

We have implemented a management system designed to promote continuous improvement in health and safety, environmental performance and community relations. However, our ability to operate, and thus, our results of operations and our financial position, could be adversely affected by accidents or events detrimental (or perceived to be detrimental) to the health and safety of our employees, the environment or the communities in which we operate.

Mine closure and remediation costs for environmental liabilities may exceed the provisions we have made.

Natural resource companies are required to close their operations and rehabilitate the lands that they mine in accordance with a variety of environmental laws and regulations. Estimates of the total ultimate closure and rehabilitation costs for gold and copper mining operations are significant and based principally on current legal and regulatory requirements and mine closure plans that may change materially. For example, we have conducted extensive remediation work at two inactive sites in the United States. We are conducting mill remediation activities at a third site in the United States, an inactive uranium mine and mill formerly operated by a subsidiary of Newmont, but remediation at the mine is subject to dispute. In late 2008, the EPA issued an order regarding water management at the mine. The environmental standards that may ultimately be imposed at this site remain uncertain and a risk exists that the costs of remediation may exceed the financial accruals that have been made for such remediation by a material amount.

Any underestimated or unanticipated rehabilitation costs could materially affect our financial position, results of operations and cash flows. Environmental liabilities are accrued when they become known, are probable and can be reasonably estimated. Whenever a previously unrecognized remediation liability becomes known, or a previously estimated reclamation cost is increased, the amount of that liability and additional cost will be recorded at that time and could materially reduce our consolidated net income attributable to Newmont stockholders in the related period. In addition, regulators are increasingly requesting security in the form of cash collateral, credit, trust arrangements or guarantees to secure the performance of environmental obligations, which could have an adverse effect on our financial position. For a more detailed discussion of potential environmental liabilities, see the discussion in Environmental Matters, Note 31 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2010 and Note 28 to the Condensed Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, each of which is incorporated by reference in this prospectus.

The laws and regulations governing mine closure and remediation in a particular jurisdiction are subject to review at any time and may be amended to impose additional requirements and conditions which may cause our provisions for environmental liabilities to be underestimated and could materially affect our financial position or results of operations.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs which could have a material adverse effect on our business.

Energy is a significant input to our mining operations, with our principal energy sources being electricity, purchased petroleum products, natural gas and coal.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change that are viewed as the result of emissions from the combustion of carbon-based fuels. The December 1997 Kyoto Protocol, which ends in 2012, established a set of greenhouse gas emission targets for developed countries that have ratified the Protocol, which include Ghana, Australia and Peru. The Conference of Parties 15 (“COP15”) of the United Nations Framework Convention on Climate Change held in Copenhagen, Denmark in December 2009 was to determine the path forward after the Kyoto Protocol ends. COP15 resulted in the Copenhagen Accord (the “Accord”), a non-binding document calling for economy-wide emissions targets for 2020. Prior to the January 31, 2010 deadline, the United States, Australia, New Zealand, Indonesia, Ghana and Peru re-affirmed their commitment to the Accord. The U.S. Congress and several U.S. states have initiated legislation regarding climate change that will affect energy prices and demand for carbon intensive products. In December 2009, the U.S. Environmental Protection Agency issued an endangerment finding under the U.S. Clean Air Act that current and projected concentrations of certain mixed greenhouse gases, including carbon dioxide, in the atmosphere threaten the public health and welfare. Regulations have been adopted and additional laws or regulations may be promulgated in the United States to address the concerns raised by such endangerment finding. Some of the countries in which we operate have implemented, and are developing, laws and regulations related to climate change and greenhouse gas emissions.  Additionally, the Australian Government has introduced legislation authorizing a national emissions trading scheme and mandatory renewable energy targets.

Legislation and increased regulation regarding climate change could impose increased costs on us, our venture partners and our suppliers, including increased energy, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Until the timing, scope and extent of any future regulation becomes known, we cannot predict the effect on our financial condition, financial position, results of operations and ability to compete.

The potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These impacts may adversely impact the cost, production and financial performance of our operations.

Our operations are subject to risks of doing business.

Exploration, development, production and mine closure activities are subject to political, economic and other risks of doing business, including:

•	disadvantages of competing against companies from countries that are not subject to U.S. laws and regulations, including the Foreign Corrupt Practices Act;

•	changes in laws or regulations;

•
royalty and tax increases or claims, including retroactive increases and claims and requests to renegotiate terms of existing royalties and taxes, by governmental entities, including such increases, claims and/or requests by the governments of Ghana, Indonesia, Australia, Peru, the United States and the State of Nevada;

•	increases in training and other costs and challenges relating to requirements by governmental entities to employ the nationals of the country in which a particular operation is located;

•	delays in obtaining or renewing, or the inability to obtain, maintain or renew, necessary governmental permits and approvals;

•	claims for increased mineral royalties or ownership interests by local or indigenous communities;

•	expropriation or nationalization of property;

•	currency fluctuations, particularly in countries with high inflation;

•	foreign exchange controls;

•
restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, or on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts;

•	import and export regulations, including restrictions on the export of gold;

•
increases in costs relating to, or restrictions or prohibitions on, the use of ports for concentrate storage and shipping, particularly in relation to our Boddington and Batu Hijau operations where use of alternative ports is not currently economically feasible;

•	restrictions on the ability to pay dividends offshore or to otherwise repatriate funds;

•	risk of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism;

•	risk of loss due to criminal activities such as trespass, illegal mining, theft and vandalism;

•	risk of loss due to disease and other potential endemic health issues;

•
disadvantages relating to submission to the jurisdiction of foreign courts or arbitration panels or enforcement or appeals of judgments at foreign courts or arbitration panels against a sovereign nation within its own territory; and

•
other risks arising out of foreign sovereignty over the areas in which our operations are conducted, including risks inherent in contracts with government owned entities such as unilateral cancellation or renegotiation of contracts, licenses or other mining rights.

Consequently, our exploration, development and production activities may be affected by these and other factors, many of which are beyond our control, some of which could materially adversely affect our financial position or results of operations.

Our Batu Hijau operation in Indonesia is subject to political and economic risks.

We have a substantial investment in Indonesia, a nation that since 1997 has undergone financial crises and devaluation of its currency, outbreaks of political and religious violence and acts of terrorism, changes in national leadership, and the secession of East Timor, one of its former provinces. These factors heighten the risk of abrupt changes in the national policy toward foreign investors, which in turn could result in unilateral modification of concessions or contracts, increased taxation, denial of permits or permit renewals or expropriation of assets. In regard to issues of resource nationalism, certain government officials and members of parliament may have a preference for national mining companies to own Indonesia’s mineral assets and the government has advocated policies intended to result in development of additional in-country processing of minerals mined in Indonesia, including the smelting of copper concentrates.

Violence committed by radical elements in Indonesia and other countries, and the presence of U.S. forces in Iraq and Afghanistan, may increase the risk that operations owned by U.S. companies will be the target of violence. If our Batu Hijau operation were so targeted it could have an adverse effect on our business.

Our Batu Hijau operation has faced opposition from the local community in 2011, including protests and roadblocks, relating to a worker recruitment process.  We cannot predict whether similar or more significant incidents will occur and the recurrence of significant opposition from the local community could disrupt mining activities.  Any future disruption of mining activities could adversely affect Batu Hijau’s assets and operations.

Over the years, we are required to apply for renewals of certain key permits related to Batu Hijau. PT Newmont Nusa Tenggara (“PTNNT”), the entity operating Batu Hijau, employs a submarine tailings disposal (“STD”) system. The STD system is operated pursuant to a permit from the government of Indonesia that was renewed in 2011, but is subject to challenge in connection with certain legal proceedings. See Note 31 to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2010, and Note 28 to the Condensed Consolidated Financial Statements, included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, each of which is incorporated by reference in this prospectus, for a more detailed discussion of pending litigation. The STD is a key requirement to continue normal operations at Batu Hijau. A loss of the STD permit renewal could adversely impact Batu Hijau operations and may adversely impact our future operating and financial results.

Our ownership interest in Batu Hijau has been reduced in accordance with the Contract of Work issued by the Indonesian Government and future reductions in our interest in PTNNT may result in our loss of control over the Batu Hijau operations.

We operate Batu Hijau and currently have a 31.5% direct ownership interest, held through Nusa Tenggara Partnership B.V. (“NTP”) with an affiliate of Sumitomo Corporation of Japan (“Sumitomo”). We have a 56.25% interest in NTP and a Sumitomo affiliate holds the remaining 43.75%. NTP in turn owns 56% of PTNNT, the Indonesian subsidiary that owns Batu Hijau.  In December 2009, Newmont entered into a transaction with P.T. Pukuafu Indah (“PTPI”), an unrelated noncontrolling partner of PTNNT, whereby we agreed to advance certain funds to PTPI in exchange for a pledge of PTPI’s 20% shareholding in PTNNT; an assignment of dividends payable on the shares, net of withholding tax; a commitment to support the application of our standards to the operation of the Batu Hijau mine; and powers of attorney to vote and sell the PTNNT shares in support of the pledge, enforceable in an event of default as further security for the funding. On June 25, 2010, PTPI completed the sale of approximately a 2.2% interest in PTNNT to PT Indonesia Masbaga Investama (“PTIMI”) and Newmont entered into a transaction with PTIMI, whereby we agreed to advance certain funds to PTIMI in exchange for:  a pledge of PTIMI’s 2.2% shareholding in PTNNT; an assignment of dividends payable on the shares, net of withholding tax; and a commitment to support the application of our standards to the operation of the Batu Hijau mine. Based on the above transactions, Newmont recognized an additional 17% effective economic interest in PTNNT. Combined with Newmont’s 56.25% ownership in NTP, Newmont has a 48.5% effective economic interest in PTNNT and continues to consolidate Batu Hijau in its Consolidated Financial Statements.

Under the Contract of Work executed in 1986 between the Indonesian government and PTNNT (the “Contract of Work”), 51% of PTNNT’s shares were required to be offered for sale, first, to the Indonesian government or, second, to Indonesian nationals by March 31, 2010. On May 6, 2011, we announced that a definitive agreement was signed with an agency of the Indonesian Government’s Ministry of Finance for the sale of the final 7% divestiture stake in PTNNT.  Subsequently, a dispute over the legality of the purchase under relevant laws and regulations has arisen between certain members of Parliament and the Ministry of Finance, and the transaction has not yet closed.  Upon closing of the transaction, our ownership interest in the Batu Hijau mine’s production, assets and proven and probable equity reserves will be reduced to 27.56% and ownership interest of NTP in PTNNT will be reduced to 49%, thus potentially reducing our ability to control the operation at Batu Hijau. In addition, we will have a 17% effective economic interest in PTNNT following the closing of the transaction through financing arrangements with existing shareholders and we have identified Variable Interest Entities in connection with our economic interests in PTNNT due to certain funding arrangements and shareholder commitments. Therefore, we expect to continue to consolidate PTNNT in our consolidated financial statements after the final 7% sale is completed. Loss of control over PTNNT operations may result in our deconsolidation of PTNNT for accounting purposes, which would reduce our reported consolidated sales, total assets and operating cash flows.  See Note 31 to the Consolidated Financial Statements for more information about the PTNNT share divestiture in our Annual Report on Form 10-K for the year ended December 31, 2010, and Note 28 to the Condensed Consolidated Financial Statements, included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, each of which is incorporated by reference in this prospectus.

As part of the negotiation of the share sale agreements with PT Multi Daerah Bersaing (“PTMDB”), the nominee of the local governments, the parties executed an operating agreement (the “Operating Agreement”), under which each recognizes the rights of Newmont and Sumitomo to apply their operating standards to the management of PTNNT’s operations, including standards for safety, environmental stewardship and community responsibility. The Operating Agreement became effective in February 2010 and will continue for so long as Newmont and Sumitomo own more shares of PTNNT than PTMDB. If the Operating Agreement terminates, then Newmont may lose control over the applicable operating standards for Batu Hijau and will be at risk for operations conducted in a manner that either detracts from value or results in safety, environmental or social standards below those adhered to by Newmont and Sumitomo.

The Contract of Work has been and may continue to be the subject of dispute or legal review and is subject to termination by the Indonesian government if we do not comply with our obligations, which would result in loss of all or much of the value of Batu Hijau.

The divestiture provisions of the Contract of Work have been the subject of dispute. In 2008, the Ministry of Energy and Mineral Resources of the Indonesian government (the “MEMR”) alleged that PTNNT was in breach of its divestiture requirements under the Contract of Work and threatened to terminate the Contract of Work if PTNNT did not agree to divest shares in accordance with the direction of the MEMR. The matter was resolved by an international arbitration panel in March 2009. The arbitration decision led to NTP divesting 24% of PTNNT’s shares to PTMDB, the party nominated by the MEMR.

Although the Indonesian government has acknowledged that PTNNT is currently in compliance with the Contract of Work, future disputes may arise under the Contract of Work. Moreover, there have been statements, from time to time, by some within the Indonesian government who advocate elimination of Contracts of Work and who may try to instigate future disputes surrounding the Contract of Work, particularly given that Batu Hijau is one of the largest businesses within the country. Although any dispute under the Contract of Work is subject to international arbitration, there can be no assurance that we would prevail in any such dispute and any termination of the Contract of Work could result in substantial diminution in the value of our interests in PTNNT. See Note 31 to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2010 and Note 28 to the Condensed Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, each of which is incorporated by reference in this prospectus, for more information about the disputes involving the Contract of Work.

In January 2009, the Indonesian Government passed a new mining law. While the law preserves the right of PTNNT to operate our Batu Hijau operations pursuant to the Contract of Work, the Indonesian government seeks to renegotiate certain provisions of the Contract of Work to conform to certain provisions of the new mining law, which could include requests for, among other things, higher royalty rates.

Our operations in Peru are subject to political risks.

During the last several years, Minera Yanacocha S.R.L. (“Yanacocha”), in which we own a 51.35% interest, and whose properties include the mining operations at Yanacocha and the Conga project, has been the target of local political and community protests, some of which blocked the road between the Yanacocha mine and Conga project complexes and the City of Cajamarca in Peru and resulted in vandalism and equipment damage. In spite of the multi-year approval process followed by Yanacocha and the Peruvian government for the Conga project, recently in October 2011, anti-mining activists expressed concerns about perceived impacts of the Conga project on the local water supply resulting in an increase in protest activity.  As a result, on November 30, 2011, the Company, in agreement with the government of Peru, suspended construction activities at the Conga project for the safety of employees and community members.  The Company continues to engage in dialogue with local community leaders and government representatives.  We cannot predict whether similar or more significant incidents will occur. The recurrence of significant political or community opposition or protests could adversely affect Conga’s development or Yanacocha’s assets and operations.

In December 2006, Yanacocha, along with other mining companies in Peru, entered into a five-year agreement with the central government to contribute 3.75% of net profits to fund social development projects. Until April 2011, the government had generally taken positions promoting private investment. In the second quarter of 2011, Presidential and Congressional elections have resulted in a change in government in Peru.  While we are unable to predict the positions that will be taken by the new administration or laws that will be passed by the new Congress, or how any change will affect Yanacocha, such changes may include increased labor regulations, environmental and other regulatory requirements, additional taxes and royalties. For example, during the third quarter of 2011, the new government enacted four new tax laws. In addition, we cannot predict future positions of such government on foreign investment, mining concessions, land tenure or other regulation. Any change in government positions on these issues could adversely affect Yanacocha’s assets and operations, which could have a material adverse effect on our results of operations and financial position.

Our Company and the mining industry are facing continued geotechnical challenges, which could adversely impact our production and profitability.

Newmont and the mining industry are facing continued geotechnical challenges due to the older age of certain of our mines and a trend toward mining deeper pits and more complex deposits. This leads to higher pit walls, more complex underground environments and increased exposure to geotechnical instability and hydrological impacts. As our operations are maturing, the open pits at many of our sites are getting deeper and we have experienced certain geotechnical failures at some of our mines, including, without limitation, in Indonesia at the Batu Hijau open-pit mine and at our operations in Nevada and Peru.

No absolute assurances can be given that unanticipated adverse geotechnical and hydrological conditions, such as landslides and pit wall failures, will not occur in the future or that such events will be detected in advance. Geotechnical instabilities can be difficult to predict and are often affected by risks and hazards outside of our control, such as severe weather and considerable rainfall, which may lead to periodic floods, mudslides, wall instability, and seismic activity, which may result in slippage of material.

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of our projects to be less profitable than currently anticipated and could result in a material adverse effect on our results of operations and financial position.

Currency fluctuations may affect our costs.

Currency fluctuations may affect the costs that we incur at our operations. Gold and copper is sold throughout the world based principally on the U.S. dollar price, but a portion of our operating expenses are incurred in local currencies. The appreciation of those local currencies against the U.S. dollar increases our costs of production in U.S. dollar terms at mines located outside the United States.

The foreign currency that primarily impacts our results of operations is the Australian dollar. We estimate that every $0.10 increase in U.S. dollar/Australian dollar exchange rate increases annually the U.S. dollar Costs applicable to sales by approximately $79 for each ounce of gold produced from operations in Australia before taking into account the impact of currency hedging. We hedge up to 90% of our future forecasted Australian dollar denominated operating expenditures to reduce the variability of our Australian dollar exposure. At September 30, 2011, we have hedged 84%, 70%, 53%, 37%, 19% and 6% of our forecasted Australian denominated operating costs in 2011, 2012, 2013, 2014, 2015 and 2016, respectively. Our Australian dollar derivative programs will limit the benefit to Newmont of future decreases, if any, in the U.S. dollar/Australian dollar exchange rates. For additional information, see Item 7, Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations, Results of Consolidated Operations, Foreign Currency Exchange Rates, in our Annual Report on Form 10-K for the year ended December 31, 2010, and Item 2, Management’s Discussion and Analysis of Results of Operations and Financial Condition, Results of Consolidated Operations, Foreign Currency Exchange Rates, in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, each of which is incorporated by reference in this prospectus. For a more detailed description of how currency exchange rates may affect costs, see discussion in Foreign Currency in Item 7A, Quantitative and Qualitative Discussions About Market Risk, included in our Annual Report on Form 10-K for the year ended December 31, 2010, and in Item 3, Quantitative and Qualitative Discussions About Market Risk, included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, each of which is incorporated by reference in this prospectus.

Our business requires substantial capital investment and we may be unable to raise additional funding on favorable terms.

The construction and operation of potential future projects including the Akyem project in Ghana, the Conga project in Peru, the Hope Bay project in Nunavut, Canada, and various exploration projects will require significant funding. Our operating cash flow and other sources of funding may become insufficient to meet all of these requirements, depending on the timing and costs of development of these and other projects. As a result, new sources of capital may be needed to meet the funding requirements of these investments, fund our ongoing business activities and pay dividends. Our ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, future gold and copper prices, our operational performance and our current cash flow and debt position, among other factors. In the event of lower gold and copper prices, unanticipated operating or financial challenges, or a further dislocation in the financial markets as experienced in recent years, our ability to pursue new business opportunities, invest in existing and new projects, fund our ongoing operations, retire or service all of our outstanding debt and pay dividends could be significantly constrained.

Any downgrade in the credit ratings assigned to our debt securities could increase our future borrowing costs and adversely affect the availability of new financing.

There can be no assurance that any rating currently assigned by Standard & Poor’s Rating Services or Moody’s Investors Service to Newmont Mining Corporation will remain for any given period of time or that a rating will not be lowered if, in that rating agency’s judgment, future circumstances relating to the basis of the rating so warrant. If we are unable to maintain our outstanding debt and financial ratios at levels acceptable to the credit rating agencies, or should our business prospects deteriorate, our ratings could be downgraded by the rating agencies, which could adversely affect the value of our outstanding securities, our existing debt and our ability to obtain new financing on favorable terms, if at all, and increase our borrowing costs, which in turn could impair our results of operations and financial position.

To the extent that we seek to expand our operations and increase our reserves through acquisitions, we may experience issues in executing acquisitions or integrating acquired operations.

From time to time, we examine opportunities to make selective acquisitions in order to expand our operations and reported reserves. The success of any acquisition would depend on a number of factors, including, but not limited to:

•	identifying suitable candidates for acquisition and negotiating acceptable terms;

•	obtaining approval from regulatory authorities and potentially Newmont’s shareholders;

•	maintaining our financial and strategic focus and avoiding distraction of management during the process of integrating the acquired business;

•	implementing our standards, controls, procedures and policies at the acquired business and addressing any pre-existing liabilities or claims involving the acquired business; and

•	to the extent the acquired operations are in a country in which we have not operated historically, understanding the regulations and challenges of operating in that new jurisdiction.

There can be no assurance that we will be able to conclude any acquisitions successfully, or that any acquisition will achieve the anticipated synergies or other positive results. Any material problems that we encounter in connection with such an acquisition could have a material adverse effect on our business, results of operations and financial position.

Our operations may be adversely affected by energy shortages.

Our mining operations and development projects require significant amounts of energy. Our principal energy sources are electricity, purchased petroleum products, natural gas and coal. Some of our operations are in remote locations requiring long distance transmission of power, and in some locations we compete with other companies for access to third party power generators or electrical supply networks. A disruption in the transmission of energy, inadequate energy transmission infrastructure or the termination of any of our energy supply contracts could interrupt our energy supply and adversely affect our operations.

We have periodically experienced power shortages in Ghana resulting primarily from drought, increasing demands for electricity and insufficient hydroelectric or other generating capacity which caused curtailment of production at our Ahafo operations. As a result of the mining industry’s agreement to construct and install an 80 mega-watt power plant during 2007, the Ghanaian government has agreed, if required, to curtail power consumption as a result of power shortages and to distribute available power proportionately between participating mines and other industrial and commercial users. The need to use alternative sources of power may result in higher than anticipated costs, which will affect operating costs. Continued power shortages and increased costs may adversely affect our results of operations and financial position.

Continuation of our mining production is dependent on the availability of sufficient water supplies to support our mining operations.

Our mining operations require significant quantities of water for mining, ore processing and related support facilities. Our operations in North and South America and Australia are in areas where water is scarce and competition among users for continuing access to water is significant. Continuous production at our mines is dependent on our ability to maintain our water rights and claims and defeat claims adverse to our current water uses in legal proceedings. Although each of our operations currently has sufficient water rights and claims to cover its operational demands, we cannot predict the potential outcome of pending or future legal proceedings relating to our water rights, claims and uses. The loss of some or all water rights for any of our mines, in whole or in part, or shortages of water to which we have rights could require us to curtail or shut down mining production and could prevent us from pursuing expansion opportunities. Laws and regulations may be introduced in some jurisdictions in which we operate which could limit our access to sufficient water resources in our operations, thus adversely affecting our operations.

The occurrence of events for which we are not insured may affect our cash flow and overall profitability.

We maintain insurance policies that mitigate against certain risks related to our operations. This insurance is maintained in amounts that we believe are reasonable depending upon the circumstances surrounding each identified risk. However, we may elect not to have insurance for certain risks because of the high premiums associated with insuring those risks or for various other reasons; in other cases, insurance may not be available for certain risks. Some concern always exists with respect to investments in parts of the world where civil unrest, war, nationalist movements, political violence or economic crises are possible. These countries may also pose heightened risks of expropriation of assets, business interruption, increased taxation or unilateral modification of concessions and contracts. We do not maintain insurance policies against political risk. Occurrence of events for which we are not insured may affect our results of operations and financial position.

Our business depends on good relations with our employees.

Production at our mines is dependent upon the efforts of our employees and, consequently, our maintenance of good relationships with our employees. Due to union activities or other employee actions, we could experience labor disputes, work stoppages or other disruptions in production that could adversely affect us. At September 30, 2011, union represented employees constituted almost half of our worldwide work force. There can be no assurance that any future disputes will be resolved without disruptions to operations.

We rely on contractors to conduct a significant portion of our operations and construction projects.

A significant portion of our operations and construction projects are currently conducted in whole or in part by contractors. As a result, our operations are subject to a number of risks, some of which are outside our control, including:

•	negotiating agreements with contractors on acceptable terms;

•	the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;

•	reduced control over those aspects of operations which are the responsibility of the contractor;

•	failure of a contractor to perform under its agreement;

•	interruption of operations or increased costs in the event that a contractor ceases its business due to insolvency or other unforeseen events;

•	failure of a contractor to comply with applicable legal and regulatory requirements, to the extent it is responsible for such compliance; and

•	problems of a contractor with managing its workforce, labor unrest or other employment issues.

In addition, we may incur liability to third parties as a result of the actions of our contractors. The occurrence of one or more of these risks could adversely affect our results of operations and financial position.

We are subject to litigation and may be subject to additional litigation in the future.

We are currently, and may in the future become, subject to litigation, arbitration or other legal proceedings with other parties. If decided adversely to Newmont, these legal proceedings, or others that could be brought against us in the future, could have a material adverse effect on our financial position or prospects. For a more detailed discussion of pending litigation, see Note 31 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2010 and Note 28 to the Condensed Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, each of which is incorporated by reference in this prospectus.

In the event of a dispute arising at our foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or arbitral panels, or may not be successful in subjecting foreign persons to the jurisdiction of courts or arbitral panels in the United States. Our inability to enforce our rights and the enforcement of rights on a prejudicial basis by foreign courts or arbitral panels could have an adverse effect on our results of operations and financial position.

Title to some of our properties may be defective or challenged.

Although we have conducted title reviews of our properties, title review does not necessarily preclude third parties from challenging our title or related property rights. While we believe that we have satisfactory title to our properties, some titles may be defective or subject to challenge. In addition, certain of our Australian properties could be subject to native title or traditional landowner claims, and our ability to use these properties is dependent on agreements with traditional owners of the properties. For information regarding native title or traditional landowner claims, see the discussion under the Australia/New Zealand section of Item 2, Properties in our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference in this prospectus.

Competition from other natural resource companies may harm our business.

We compete with other natural resource companies to attract and retain key executives, skilled labor, contractors and other employees. We also compete with other natural resource companies for specialized equipment, components and supplies, such as drill rigs, necessary for exploration and development, as well as for rights to mine properties containing gold, copper and other minerals. We may be unable to continue to attract and retain skilled and experienced employees, to obtain the services of skilled personnel and contractors or specialized equipment or supplies, or to acquire additional rights to mine properties.

Our ability to recognize the benefits of deferred tax assets is dependent on future cash flows and taxable income.

We recognize the expected future tax benefit from deferred tax assets when the tax benefit is considered to be more likely than not of being realized, otherwise, a valuation allowance is applied against deferred tax assets. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, our ability to realize the deferred tax assets could be impacted. Additionally, future changes in tax laws could limit our ability to obtain the future tax benefits represented by our deferred tax assets. At September 30, 2011, Newmont’s current and long-term deferred tax assets were $425 million and $1,629 million, respectively.

Returns for investments in pension plans are uncertain.

We maintain pension plans for certain employees which provide for specified payments after retirement. The ability of the pension plans to provide the specified benefits depends on our funding of the plans and returns on investments made by the plans. Returns, if any, on investments are subject to fluctuations based on investment choices and market conditions. A sustained period of low returns or losses on investments could require us to fund the pension plans to a greater extent than anticipated. During the second half of 2008 and early 2009, market conditions caused the value of the investments in our pension plans to decrease significantly. As a result, we contributed $161, $55 and $12 million to the pension plans in 2010, 2009 and the nine months ended September 30, 2011, respectively. If future plan investment returns are not sufficient, we may be required to increase the amount of future cash contributions. For a more detailed discussion of the funding status and expected benefit payments to plan participants, see the discussion in Employee Related Benefits, Note 8 to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference in this prospectus.

The price of our common stock may be volatile, which may make it difficult for holders of our common stock to resell the common stock when they want or at prices they find attractive.

The market price and volume of our common stock may be subject to significant fluctuations due not only to general stock market conditions but also to a change in sentiment in the market regarding our operations, business prospects or liquidity.  Among the factors that could affect the price of our common stock are:

•	changes in gold, and to a lesser extent, copper prices;

•	operating and financial performance that vary from the expectations of management, securities analysts and investors;

•	developments in our business or in the mining sector generally;

•	regulatory changes affecting our industry generally or our business and operations;

•	the operating and stock price performance of companies that investors consider to be comparable to us;

•	announcements of strategic developments, acquisitions and other material events by us or our competitors;

•	our ability to integrate and operate the companies and the businesses that we acquire; and

•	changes in global financial markets and global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

The stock markets in general have experienced extreme volatility that has at times been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

We are not restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. The issuance of additional shares of our common stock, including in connection with the conversion of the 2012 notes, the convertible senior notes due 2014 or the convertible senior notes due 2017 or other issuances of convertible securities, including outstanding exchangeable shares, options and warrants, or otherwise will dilute the ownership interest of our existing common stockholders. The market price of our common stock could decline and our ability to raise capital through the sale of additional equity securities could be impaired as a result of such issuances as well as any other sales of a large block of shares of our common stock or similar securities in the market, or the perception that such sales could occur or as a result of any hedging or arbitrage trading activity that we expect to develop involving our common stock.

Holders of our common stock may not receive dividends on the common stock.

Holders of our common stock are entitled to receive only such dividends as our board of directors may declare out of funds legally available for such payments. We are incorporated in Delaware and governed by the Delaware General Corporation Law. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law or, if there is no surplus, out of net profits for the fiscal year in which the dividend was declared and for the preceding fiscal year. Under Delaware law, however, we cannot pay dividends out of net profits if, after we pay the dividend, our capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Furthermore, holders of our common stock may be subject to the prior dividend rights of holders of our preferred stock or depositary shares representing such preferred stock then outstanding.  Our ability to pay dividends will be subject to our future earnings, capital requirements and financial condition, as well as with our compliance with covenants and financial ratios related to existing or future indebtedness.  Although we have historically declared cash dividends on our common stock, we are not required to do so and our board of directors may reduce, defer or eliminate our common stock dividend in the future.

Anti-takeover provisions could enable our management to resist a takeover attempt by a third party and limit the power of our stockholders.

Provisions of Delaware law and of our certificate of incorporation and by-laws could make it more difficult for a third party to acquire control of us or have the effect of discouraging, delaying or preventing a third party from attempting to acquire control of us, even if an acquisition might be in the best interest of our stockholders.  For example, we are subject to Section 203 of the Delaware General Corporation Law, which would make it more difficult for another party to acquire us without the approval of our board of directors.  Additionally, our certificate of incorporation authorizes our board of directors to issue preferred stock or adopt other anti-takeover measures without shareholder approval.  The existence and adoption of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock.

Non-U.S. Holders may be subject to U.S. withholding tax and U.S. income tax under the Foreign Investment in Real Property Tax Act.

We may currently be or may become a “United States real property holding corporation” for U.S. federal income tax purposes. As a result, under U.S. federal income tax laws enacted as part of the Foreign Investment in Real Property Tax Act, holders of our common stock who are Non-U.S. Holders (as defined under “Material United States Federal Income Tax Considerations – Consequences to Non-U.S. Holders of Owning and Disposing of Newmont Common Stock Acquired in the Exchange” in this prospectus) may be subject to U.S. federal withholding tax or U.S. federal income tax, or both, in respect of certain distributions made on our common stock and upon the disposition of our common stock. Shareholders who are Non-U.S. Holders are urged to consult their tax advisors with respect to the U.S. federal income tax consequences that may arise if we are or were to become a United States real property holding corporation.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of our common stock in exchange for the exchangeable shares of New NMCCL.

COMMON STOCK PRICE RANGE

Our common stock is listed on the NYSE and is traded under the symbol “NEM.”  The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported in composite NYSE trading.

	Price Range of Common Stock
	High	Low
2009
First Quarter	$46.90	$35.03
Second Quarter	$48.87	$38.14
Third Quarter	$47.12	$37.89
Fourth Quarter	$55.83	$41.50
2010
First Quarter	$51.94	$42.86
Second Quarter	$61.74	$51.53
Third Quarter	$64.94	$55.40
Fourth Quarter	$64.72	$59.09
2011
First Quarter	$61.09	$50.39
Second Quarter	$59.23	$51.59
Third Quarter	$69.90	$53.74
Fourth Quarter (through December 13, 2011)	$72.42	$58.95

The reported last sale price of our common stock on the NYSE on December 13, 2011 was $63.15 per share. As of November 30, 2011, there were 488,429,224 shares of our common stock outstanding held by approximately 12,296 record holders, not including beneficial owners of shares registered in nominee or street name.

DIVIDEND POLICY

Our gold price-linked dividend policy, as approved by our board of directors in April 2011 and amended in September 2011, contemplates a quarterly dividend based on our average realized gold price for the preceding quarter. Under the policy, unless otherwise determined by our board of directors, the dividend will be calculated based upon the average realized gold price during the preceding quarter (subject to certain adjustments) in the manner contemplated by the table below:

Prior Quarter Average Realized	Associated Quarterly Dividend Payout/share	Associated Annualized Equivalent Payout/share
Gold Price
$1,100 – $1,199	$0.10	$0.40
$1,200 – $1,299	$0.15	$0.60
$1,300 – $1,399	$0.20	$0.80
$1,400 – $1,499	$0.25	$1.00
$1,500 – $1,599	$0.30	$1.20
$1,600 – $1,699	$0.35	$1.40
$1,700 – $1,799	$0.425	$1.70
$1,800 – $1,899	$0.50	$2.00
$1,900 – $1,999	$0.575	$2.30
$2,000 – $2,099	$0.675	$2.70
$2,100 – $2,199	$0.775	$3.10
$2,200 – $2,299	$0.875	$3.50
$2,300 – $2,399	$0.975	$3.90
$2,400 – $2,499	$1.075	$4.30
$2,500 – $2,599	$1.175	$4.70

In 2011, we declared the following dividends per share of common stock outstanding:

•	a regular quarterly dividend of $0.15 per share, paid on March 30, 2011;

•	a regular quarterly dividend of $0.20 per share, paid on June 29, 2011;

•	a regular quarterly dividend of $0.30 per share, paid on September 29, 2011; and

•	a regular quarterly dividend of $0.35 per share, to be paid on December 30, 2011 to the holders of record at the close of business on December 8, 2011.

In 2010, we declared a dividend of $0.10 per share of common stock outstanding in the first and second quarters, and a dividend of $0.15 per share of common stock outstanding in the third and fourth quarters, for a total of $0.50 during 2010. We declared a dividend of $0.10 per share of common stock outstanding in each quarter of 2009 for a total of $0.40 during 2009.

The exchangeable shares are exchangeable at the option of the holders into Newmont common stock on a one-for-one basis. Holders of exchangeable shares are therefore entitled to receive dividends equivalent to those that we declare on our common stock. In 2011, Old NMCCL declared regular quarterly dividends on the exchangeable shares of Old NMCCL totaling CDN$0.1489 per share payable on March 30,

2011 to holders of record at the close of business on March 15, 2011, CDN$0.1914 per share payable on June 29, 2011 to holders of record at the close of business on June 16, 2011, CDN$0.2842 per share payable on September 29, 2011 to holders of record at the close of business on September 8, 2011 and CDN$0.3535 per share payable on December 30, 2011 to holders of record at the close of business on December 8, 2011.

The determination of the amount of future dividends will be made by our board of directors from time to time and will depend on our future earnings, capital requirements, financial condition and other relevant factors.  See “Risk Factors – Holders of our common stock may not receive dividends on the common stock.”

DESCRIPTION OF CAPITAL STOCK

At November 30, 2011, we had 755,000,000 shares of authorized capital stock. Those shares consisted of: 5,000,000 shares of preferred stock, par value $5.00 per share, of which one share of special voting stock was outstanding; and 750,000,000 shares of common stock, par value $1.60 per share, of which (1) 488,429,224 shares were outstanding and (2) 6,539,635 shares were issuable upon conversion of the exchangeable shares of Old NMCCL, having economic rights equivalent to those of our common stock and exchangeable on a one-for-one basis with shares of our common stock.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans LLP, counsel to Newmont, the following discussion summarizes the material Canadian federal income tax considerations generally applicable as of the date hereof under the Income Tax Act (Canada) (the “ITA”) to holders of exchangeable shares (the “Exchangeable Shares”) of New NMCCL (i) that dispose of Exchangeable Shares for shares of Newmont common stock and (ii) of holding and disposing of shares of Newmont common stock.  This discussion is applicable to holders of Exchangeable Shares who, for purposes of the ITA at all relevant times:  (a) hold their Exchangeable Shares, and will hold shares of Newmont common stock, as “capital property”; (b) deal at arm’s length with, and are not “affiliated” with, any of the Newmont or its subsidiaries; (c) do not use or hold Exchangeable Shares, and will not use or hold shares of Newmont common stock in the course of carrying on a business, and did not acquire the Exchangeable Shares, or shares of Newmont common stock in one or more transactions considered to be “an adventure or concern in the nature of trade”; and (d) in respect of whom Newmont is not a “foreign affiliate” (a “Relevant Shareholder”).  A Relevant Shareholder that is resident in Canada for the purposes of the ITA who might not otherwise be considered to hold Exchangeable Shares as capital property may, in certain circumstances, be entitled to have the Exchangeable Shares and any other “Canadian security” held by it in the taxation year of the election and all subsequent taxation years treated as capital property by making the irrevocable election permitted by subsection 39(4) of the ITA. A Relevant Shareholder contemplating making such an election should consult their own tax advisor.

This summary is not applicable to a Relevant Shareholder: (a) that is a “financial institution” for the purposes of the “mark-to-market property” rules in the ITA; (b) that is a “specified financial institution”; (c) an interest in which is a “tax shelter investment”; or (d) that has elected to have the “functional currency” reporting rules under the ITA apply.

For purposes of this summary, terms which appear in quotation marks (other than cross references to other sections of this prospectus or terms defined in the preceding paragraphs of this summary) have the meanings given to them by the relevant provisions of the ITA.

This summary is based on the current provisions of the ITA and the regulations thereunder, the administrative and assessing policies and practices published by the Canada Revenue Agency (the “CRA”) prior to the date of this prospectus and specific proposals to amend the ITA and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this prospectus (referred to as the “tax proposals”). No assurance can be given that any of the tax proposals will be enacted in the form announced or at all.

This summary does not take into account or anticipate any changes in law or administrative and assessing policies and practices, other than the tax proposals, nor does it take into account provincial or territorial tax laws or tax laws of countries other than Canada.

This discussion is a general description of material Canadian federal income tax considerations material to Relevant Shareholders who dispose of Exchangeable Shares and who hold and dispose of shares of Newmont common stock and does not deal with all possible tax consequences.  In addition, this summary does not take into account the particular circumstances of any individual Relevant Shareholder and does not address consequences which may be particular to an individual Relevant Shareholder. Therefore, Relevant Shareholders should consult their own tax advisors regarding the particular consequences to them.

For purposes of the ITA, all amounts relating to the acquisition, holding or disposition of shares of Newmont common stock must be expressed in Canadian dollars. Amounts denominated in U.S. dollars must be converted into Canadian dollars based on the U.S. dollar exchange rate quoted by the Bank of Canada for noon on the particular day such amounts arise.

In preparing this summary, based on views expressed by Newmont, it has been assumed that the respective fair market values of the rights to exchange the Exchangeable Shares for shares of Newmont common stock and the rights to direct the votes attached to Newmont special voting stock, (the “Ancillary Rights”), and all similar rights in respect of Exchangeable Shares is nominal. This determination of value is not binding on the CRA and it is possible that the CRA could take a contrary view. Counsel expresses no opinion as to the appropriateness or accuracy of this value determination.

Relevant Shareholders Resident in Canada

The following portion of this summary applies to a Relevant Shareholder that is a resident, or is deemed to be a resident, of Canada for the purposes of the ITA (a “Relevant Canadian Shareholder”).

Redemption or Exchange of Exchangeable Shares

The tax treatment of amounts received on a disposition of Exchangeable Shares depends on whether they are disposed of to New NMCCL or to another person. On a disposition of Exchangeable Shares to New NMCCL (i.e., on a retraction or redemption of those shares) in exchange for shares of Newmont common stock (plus the amount of any declared and unpaid dividends on the Exchangeable Shares), a Relevant Canadian Shareholder will generally be considered to:

•
realize a deemed dividend equal to the amount by which the proceeds of disposition received from New NMCCL (i.e., the fair market value at the time of disposition of the shares of Newmont common stock received plus any amount received in respect of declared and unpaid dividends) exceed the “paid-up capital” of those Exchangeable Shares at that time;

•
realize a capital gain (or capital loss), equal to the amount by which such proceeds of disposition, less the amount of such deemed dividend, exceed (or are less than) the sum of: (i) the Relevant Shareholder’s “adjusted cost base” of such Exchangeable Shares determined immediately before the disposition, and (ii) any reasonable costs of disposition; and

•
acquire such shares of Newmont common stock at a cost equal to their fair market value at that time (which cost is averaged with the “adjusted cost base” of any other shares of Newmont common stock held by the Relevant Canadian Shareholder as “capital property” at that time for the purposes of determining the holder’s adjusted cost base of all such shares of Newmont common stock).

For a description of the tax treatment of dividends, see “Dividends on Exchangeable Shares.” In the case of a Relevant Canadian Shareholder that is a corporation, in some cases the deemed dividend may be considered not to be a dividend, but rather proceeds of disposition. For a description of the tax treatment of capital gains and losses, see “Capital Gains and Capital Losses.”

On a disposition of Exchangeable Shares to Newmont or Newmont Holdings ULC (“NHULC”) (or such other company which, in Newmont’s sole discretion, exercises the Call Right, “Callco”) (i.e., on the exercise by Newmont or Callco of any of the overriding rights to call the Exchangeable Shares (the “Call Rights”) or rights of the holders of Exchangeable Shares to require Newmont to exchange the Exchangeable Shares for shares of Newmont common stock on certain insolvency and liquidation events (the “Exchange Rights”)) in exchange for shares of Newmont common stock (plus the amount of any declared and unpaid dividends), a Relevant Canadian Shareholder will be considered to:

•
dispose of those Exchangeable Shares for proceeds of disposition equal to (i) the fair market value determined at the time of disposition of such shares of Newmont common stock, plus (ii) any amount received in respect of declared and unpaid dividends on the Exchangeable Shares, unless the amount described in (ii) is required to be included in computing such Relevant Canadian Shareholder’s income as a dividend;

•
realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition exceed (or are less than) the sum of: (i) the Relevant Canadian Shareholder’s “adjusted cost base” of the Exchangeable Shares determined immediately before the disposition, and (ii) any reasonable costs of disposition; and

•
acquire such shares of Newmont common stock at a cost equal to their fair market value at that time (which cost is averaged with the “adjusted cost base” of any other shares of Newmont common stock held by the Relevant Canadian Shareholder as “capital property” at that time for the purposes of determining the holder’s adjusted cost base of all such shares of Newmont common stock).

Because of the Call Rights and the Exchange Rights, a holder of Exchangeable Shares cannot control whether the shares will be acquired by New NMCCL (by way of retraction or redemption) or by Newmont or Callco (by the way of an acquisition). As outlined above, the income tax consequences of a retraction or redemption differ significantly from those of an acquisition. For a description of the tax treatment of capital gains and losses, see “Capital Gains and Capital Losses.”

Dividends on Exchangeable Shares

For purposes of the discussion below, dividends generally include deemed dividends.

Dividends on Exchangeable Shares received by an “individual” (other than certain trusts) are included in computing the individual’s income when received and are subject to the normal gross-up and dividend tax credit rules generally applicable to taxable dividends received from a corporation resident in Canada, including the enhanced gross-up and dividend tax credit applicable to any dividend designated as an “eligible dividend” in accordance with the provisions of the ITA.  There may be limitations on the ability to designate all dividends on the Exchangeable Shares as “eligible dividends.”

In the case of a Relevant Canadian Shareholder that is a corporation (other than a “specified financial institution”), dividends received on the Exchangeable Shares will be included in computing income and generally will be deductible in computing its taxable income.

A “private corporation” or a “subject corporation” may be liable under Part IV of the ITA to pay a refundable tax of 33 1/3% on dividends received on Exchangeable Shares to the extent they are deductible in computing taxable income. A corporation that is a “Canadian-controlled private corporation” throughout the relevant taxation year may be liable to pay an additional refundable tax of 6 2/3% on dividends received on Exchangeable Shares to the extent they are not deductible in computing taxable income.

The Exchangeable Shares will be “taxable preferred shares” and “short-term preferred shares” for the purposes of the ITA.  Accordingly, New NMCCL will be subject to a 45% tax under Part VI.1 of the ITA on dividends paid on the Exchangeable Shares prior to January 1, 2012, and subject to a 40% tax for dividends paid in a year that ends after December 31, 2011, in each case in excess of an annual dividend allowance. In addition, New NMCCL will be entitled to deduct an amount equal to 3.2 times such tax payable for years ending prior to January 1, 2012, and will be entitled to deduct an amount equal to 3.5 times such tax payable in years ending after December 31, 2011, in computing its taxable income under Part I of the ITA. Moreover, this deduction may be utilized by other Canadian resident corporations “related” to Newmont, subject to the limitations set out in the ITA. Dividends received on the Exchangeable Shares will not be subject to the 10% tax under Part IV.1 of the ITA.

Dividends on Shares of Newmont Common Stock

Dividends on shares of Newmont common stock, including the amount of U.S. taxes withheld therefrom, are included in the Relevant Canadian Shareholder’s income when received and are not eligible for:

•	the gross-up and dividend tax credit, in the case of recipients who are “individuals”; or

•	the deduction in computing taxable income, in the case of recipients that are corporations,

in each case, as described under “Dividends on Exchangeable Shares.” A “Canadian-controlled private corporation” may be liable to pay a refundable tax of 6 2/3% on such amounts. U.S. withholding tax on such amounts may be credited against the Relevant Canadian Shareholder’s income tax payable or deducted from income, subject to limitations in the ITA.

Disposition of Shares of Newmont Common Stock

On a disposition of shares of Newmont common stock, a Relevant Canadian Shareholder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition received exceed (or are less than) the sum of: (a) the Relevant Canadian Shareholder’s “adjusted cost base” of such shares of Newmont Common Stock, and (b) any reasonable costs of disposition. For a description of the tax treatment of capital gains and losses, see “Capital Gains and Capital Losses.”

Capital Gains and Capital Losses

Generally, one-half of any capital gain (the “taxable capital gain”) is required to be included in the Relevant Canadian Shareholder’s income for the taxation year of disposition, and one-half of any capital loss (the “allowable capital loss”) must be deducted against the Canadian resident’s “taxable capital gains” for the taxation year of disposition. “Allowable capital losses” in excess of “taxable capital gains” in a particular taxation year generally can be deducted against the net “taxable capital gains” of the three immediately prior taxation years or any later taxation year, subject to certain limitations in the ITA.

When an “individual” (other than certain trusts) realizes a capital gain, alternative minimum tax may arise, depending on the “individual’s” particular circumstances. A “Canadian-controlled private corporation” may be liable to pay an additional refundable tax of 6 2/3% on “taxable capital gains.”

The amount of any capital loss realized by a corporation on the disposition of a share may be reduced by the amount of dividends received or deemed to be received on that share. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, directly or indirectly through a partnership or trust.

Offshore Investment Fund Property

The ITA contains rules which may require a Relevant Canadian Shareholder to include in income in each taxation year an amount in respect of the holding of an “offshore investment fund property.”

These rules could apply to a Relevant Canadian Shareholder in respect of shares of Newmont common stock held by such holder if, but only if:

•
the share of Newmont common stock may reasonably be considered to derive its value, directly or indirectly, primarily from portfolio investments in: (i) shares of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing (collectively, “investment assets”); and

•
it may reasonably be concluded, having regard to all the circumstances, that one of the main reasons for such holder acquiring, holding or having an interest in the share of Newmont common stock was to derive a benefit from portfolio investments in investment assets in such a manner that the taxes, if any, on the income, profits and gains from such assets for any particular year are significantly less than the tax would have been applicable under Part I of the ITA if the income, profits and gains had been earned directly by such holder.

If applicable, these rules generally would require a Relevant Canadian Shareholder to include in income for each taxation year in which such holder holds shares of Newmont common stock, an imputed amount determined by applying a prescribed rate of interest to the “designated cost” to the holder of the share of Newmont common stock at the end of each month in the year, less the amount of certain income of such holder from the share of Newmont common stock in the year.  Any amount required to be included in computing such holder’s income in respect of shares of Newmont common stock under these rules would be added to the adjusted cost base to such Relevant Canadian Shareholder of such security.

The application of these rules depends, to a large extent, on the reasons for a Relevant Canadian Shareholder acquiring or holding shares of Newmont common stock.  Relevant Canadian Shareholders are urged to consult their own tax advisors regarding the application and consequences of these rules.

Foreign Property Information Reporting

A holder of Exchangeable Shares or shares of Newmont common stock who is a “specified Canadian entity” for a taxation year or fiscal period and whose total cost amount of “specified foreign property,” including Exchangeable Shares and shares of Newmont common stock, at any time in the year or fiscal period exceeds $100,000 is required to file an information return for the year or period disclosing prescribed information, including the holder’s cost amount, any dividends received in the year and any gains or losses realized in the year, in respect of such property. With some exceptions, a Relevant Canadian Shareholder who holds Exchangeable Shares or shares of Newmont common stock in the year will be a “specified Canadian entity.” Holders of Exchangeable Shares or shares of Newmont common stock should consult their own tax advisors about the applicability of these rules.  On March 4, 2010, the Minister of Finance (Canada) announced proposals to expand existing reporting requirements with respect to specified foreign property to require more detailed information.  As of the date hereof, draft legislation with respect to such amended reporting requirements has not been released.

Relevant Shareholders Not Resident in Canada

The following portion of this summary is applicable to a Relevant Shareholder who is not resident, and is not deemed to be resident, in Canada for the purposes of the ITA and who, for the purposes of the ITA: (a) does not hold or use, and will not hold or use, Exchangeable Shares in connection with carrying on a business in Canada; and (b) is not an insurer carrying on business in Canada and elsewhere (a “Non-Resident Shareholder”).

Exchange of Exchangeable Shares for shares of Newmont Common Stock and Other Dispositions of Exchangeable Shares (Other Than a Redemption or Retraction)

In general, a Non-Resident Shareholder will not be subject to Canadian federal income tax on a capital gain or loss on the exchange of Exchangeable Shares for shares of Newmont common stock, or on other dispositions of the Exchangeable Shares (other than on redemption by New NMCCL) provided such Exchangeable Shares do not constitute “taxable Canadian property” to the Non-Resident Shareholder or the Non-Resident Shareholder is not entitled to relief under the provisions of an applicable tax treaty.

An Exchangeable Share generally will not constitute “taxable Canadian property” of the Non-Resident Shareholder unless, at any time during the 60-month period immediately preceding the exchange of the Exchangeable Share, the Non-Resident Shareholder or a person with whom the Non-Resident Shareholder did not deal at arm’s length (or any combination thereof) held more than 25% of the Exchangeable Shares and more than 50% of the fair market value of the Exchangeable Share was derived directly or indirectly from one or any combination of (a) “real or immovable property situated in Canada,” (b) “Canadian resource properties,” (c) “timber resource properties,” and (d) options in respect of, or interests in, or for civil law rights in, property described in (a) to (c), whether or not the property exists.

Non-Resident Shareholders should consult their own tax advisors to determine whether their Exchangeable Shares are “taxable Canadian property” to such Non-Resident Shareholder and, if so, the consequences to the Non-Resident Shareholder.

Redemption of Exchangeable Shares

On a disposition of an Exchangeable Share to New NMCCL (i.e., on a retraction or redemption of those shares in circumstances where the specific Call Right that overrides a retraction request by a holder of Exchangeable Shares and/or that overrides a redemption, is not exercised) in exchange for shares of Newmont common stock (plus the amount of any declared and unpaid dividends on the Exchangeable Shares), a Non-Resident Shareholder generally will be considered to:

•
realize a deemed dividend equal to the amount by which the proceeds of disposition received from New NMCCL (i.e., the fair market value at the time of disposition of the shares of Newmont common stock received plus any amount received in respect of declared and unpaid dividends) exceed the “paid-up capital” of those Exchangeable Shares at that time; and

•
realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, less the amount of such deemed dividend, exceed (or are less than) the sum of: (i) the Non-Resident Shareholder’s “adjusted cost base” of such Exchangeable Shares determined immediately before the disposition, and (ii) any reasonable costs of disposition.

For a description of the Canadian tax treatment of capital gains and losses, see “Redemption or Exchange of Exchangeable Shares,” and “Capital Gains and Capital Losses,” and for a description of the Canadian tax treatment of dividends, see Dividends on Exchangeable Shares.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of White & Case LLP, counsel to Newmont, the following discussion summarizes the material United States federal income tax consequences to holders of exchangeable shares of New NMCCL (“Exchangeable Shares”) that exchange such shares for shares of Newmont common stock and the material United States federal income tax consequences to Non-U.S. Holders (as defined below) of holding and disposing of shares of Newmont common stock acquired in such exchange.  This summary does not discuss all United States federal income tax considerations that may be relevant to holders in light of their particular circumstances (including but not limited to holders who own or have owned 10% or more of the shares of New NMCCL, directly, indirectly or by attribution) or to certain holders that may be subject to special treatment under United States federal income tax laws (for example, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities, financial institutions, dealers in securities, persons who hold Exchangeable Shares or shares of Newmont common stock as part of a straddle, hedging, constructive sale or conversion transaction, persons whose functional currency is not the U.S. dollar, or holders who are subject to the alternative minimum tax provision of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)).  Further, this summary does not discuss aspects of foreign, state or local taxation.  This summary is based on interpretations of current provisions of the Code, existing, temporary and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect.  No advance income tax ruling has been sought or obtained from the U.S. Internal Revenue Service (“IRS”) regarding the tax consequences of acquiring shares of Newmont common stock in exchange for Exchangeable Shares and of holding or disposing of shares of Newmont common stock, and the IRS is not precluded from successfully asserting a contrary result.

This summary is not intended to address all of the United States federal income tax considerations that may apply to a particular holder of Exchangeable Shares or shares of Newmont common stock.  Holders of Exchangeable Shares and shares of Newmont common stock should consult their tax advisors with respect to the United States federal, state, local and foreign tax consequences of acquiring shares of Newmont common stock in exchange for Exchangeable Shares and of holding and disposing of shares of Newmont common stock.

Consequences of the Exchange to U.S. Holders

For purposes of this discussion of the exchange of Exchangeable Shares for shares of Newmont common stock, a U.S. Holder is a beneficial owner of Exchangeable Shares that is (a) an individual citizen or resident of the United States, (b) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (c) an estate the income of which is includible in its gross income for United States federal income tax purposes without regard to its source, or (d) a trust if (i) a United States court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust, or (ii) a valid election is in effect for the trust to be treated as a U.S. person for United States federal income tax purposes (“U.S. Holder”).  If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds Exchangeable Shares, the tax treatment of the partnership and a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership.  Such a partner or partnership should consult its own tax advisor as to the consequences of acquiring shares of Newmont common stock in exchange for Exchangeable Shares.

Passive Foreign Investment Company Status of New NMCCL

Special U.S. federal income tax rules apply to a U.S. person that holds shares of a non-U.S. corporation that is or has been a passive foreign investment company (“PFIC”) at any time during which the U.S. person has held shares or options to acquire shares. A non-U.S. corporation generally is classified as a PFIC for United States federal income tax purposes in any taxable year if, either (a) at least 75% of its gross income is “passive” income, or (b) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. If a non-U.S. corporation directly or indirectly owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of these tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

The determination as to whether New NMCCL is a PFIC is made annually.  Based on certain estimates of its gross income and gross assets and the nature of its businesses, we believe that New NMCCL is and will continue to be classified as a PFIC. As a result, the United States federal income tax consequences of the exchange of Exchangeable Shares for shares of Newmont common stock will be as described below.

Exchange of Exchangeable Shares for Newmont Common Stock

The exchange of Exchangeable Shares for shares of Newmont common stock should constitute a taxable transaction for United States federal income tax purposes.  As a result, a U.S. Holder generally should be subject to special tax rules with respect to any gain realized from the exchange of Exchangeable Shares for shares of Newmont common stock if, as we believe, New NMCCL is a PFIC.  The amount of the gain will equal the excess of the fair market value of Newmont common stock over the U.S. Holder’s tax basis in the Exchangeable Shares, in each case as determined in U.S. dollars.  The initial tax basis of the U.S. Holder’s Exchangeable Shares is the U.S. dollar value of the Canadian dollars denominated purchase price determined on the date of purchase or, if the Exchangeable Shares were acquired by shareholders of Old NMCCL pursuant to the plan of arrangement, the fair market value of the Exchangeable Shares determined on the effective date of the arrangement, as determined in U.S. dollars. If the Exchangeable Shares are treated as traded on an “established securities market,” a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) who purchases Exchangeable Shares will determine the U.S. dollar value of the cost of such Exchangeable Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Under the PFIC rules, unless a U.S. Holder made a “mark-to-market” election, any gain realized on the exchange will be treated as ordinary income and will be subject to tax as if (a) the gain had been realized ratably over such holder’s holding period, (b) the amount deemed realized had been subject to tax in each year of that holding period at the highest tax rate in effect for each such year to which the gain was allocated (other than gain allocated to the taxable year of the disposition and any other taxable year prior to the first year in which New NMCCL was a PFIC, which is subject to tax at such holder’s ordinary income tax rate), and (c) an interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years.  If a U.S. Holder’s tax basis in its Exchangeable Shares exceeds the fair market value of the shares of Newmont common stock, such holder generally will recognize a capital loss.  Any gain or loss recognized by a U.S. Holder generally will be treated as U.S. source gain or loss for foreign tax credit purposes.  The deductibility of capital losses is subject to limitations.

A U.S. Holder’s initial tax basis of shares of Newmont common stock would be the fair market value of Newmont common stock on the date of the exchange, as determined in U.S. dollars, and such holder’s holding period for such shares would begin on the date of the exchange.

A U.S. Holder of Exchangeable Shares that elected to include gain on the Exchangeable Shares as ordinary income under a mark-to-market election may have tax consequences different from those described above.  U.S. Holders that made such an election are urged to discuss the United States federal income tax consequences of the disposition of Exchangeable Shares with their tax advisors.

Consequences to Non-U.S. Holders of Owning and Disposing of Newmont Common Stock Acquired in the Exchange

For purposes of this discussion, a Non-U.S. Holder is a beneficial owner of shares of Newmont common stock that, for United States federal income tax purposes, is not (a) an individual citizen or resident of the United States, (b) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (c) an estate the income of which is includible in its gross income for United States federal income tax purposes without regard to its source; or (d) a trust if (i) a United States court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust, or (ii) a valid election is in effect for the trust to be treated as a U.S. person for United States federal income tax purposes (“Non-U.S. Holder”).   If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds shares of Newmont common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner should consult its tax advisor as to its tax consequences.

Exchange of Exchangeable Shares for Newmont Common Stock

Generally, a Non-U.S. Holder will not be subject to United States federal income or withholding tax on any gain realized on the exchange of Exchangeable Shares for shares of Newmont common stock unless such gain is effectively connected with such holder’s conduct of a trade or business in the United States and, in cases in which certain tax treaties apply, is attributable to a United States permanent establishment. If a Non-U.S. Holder is a foreign corporation, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Distributions

Generally, but subject to the discussions below under "Status as United States Real Property Holding Corporation" and "Backup Withholding Tax and Information Reporting Requirements," distributions of cash or property (other than shares of Newmont common stock, if any, distributed pro rata to all Newmont shareholders) paid to a Non-U.S. Holder will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable United States income tax treaty. In order to obtain the benefit of any applicable United States income tax treaty, a Non-U.S. Holder must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a U.S. person and is eligible for treaty benefits, or (b) if shares of Newmont common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that act as intermediaries (including partnerships).

If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then such holder may obtain a refund or credit of any excess amounts withheld by filing timely an appropriate claim with the IRS.

Except as may be otherwise provided in an applicable United States income tax treaty, Non-U.S. Holders that conduct a trade or business within the United States generally will be taxed at ordinary United States federal income tax rates (on a net income basis) on dividends that are effectively connected with the conduct of such trade or business and such dividends will not be subject to the withholding described above. If a Non-U.S. Holder is a foreign corporation, it may also be subject to a 30% "branch profits tax" unless such holder qualifies for a lower rate under an applicable United States income tax treaty. To claim an exemption from withholding because the income is effectively connected with a United States trade or business, a Non-U.S. Holder must provide a properly executed Internal Revenue Service Form W-8ECI (or such successor form as the Internal Revenue Service designates) prior to the payment of dividends.

Sale or Exchange

Generally, but subject to the discussions below under "Status as United States Real Property Holding Corporation" and "Backup Withholding Tax and Information Reporting Requirements," a Non-U.S. Holder will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of shares of Newmont common stock unless (1) such gain is effectively connected with such holder’s conduct of a trade or business in the United States and, in cases in which certain tax treaties apply, is attributable to a United States permanent establishment, or (2) if such holder is an individual, such holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.  If a Non-U.S. Holder is an individual described in clause (1), above, then such holder will be subject to tax on the net gain derived from the sale or exchange under regular graduated United States federal income tax rates or such lower rate as specified by an applicable income tax treaty. If a Non-U.S. Holder is an individual described in clause (2), above, such holder will be subject to a flat 30% tax on the gain derived from the sale or exchange, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder is a foreign corporation described in clause (1), above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Status as United States Real Property Holding Corporation

We believe that Newmont may be or may become a U.S. real property holding corporation within the meaning of the Code. If Newmont has been or was to become a U.S. real property holding corporation, a Non-U.S. Holder might be subject to U.S. federal income tax (but not the branch profits tax) or U.S. federal withholding tax, or both, with respect to gain realized on the disposition of Newmont common stock. However, such gain would not be subject to U.S. federal income or withholding tax if (1) Newmont common stock is regularly traded on an established securities market and (2) the Non-U.S. Holder disposing of such stock did not own, actually or constructively, at any time during the five-year period preceding the disposition, more than 5% of the value of such stock. Non-U.S. Holders are urged to consult their tax advisors with respect to the United States federal income tax consequences that may arise if Newmont is or becomes a United States real property holding corporation.

Federal Estate Tax

Shares of Newmont common stock held by an individual who at his or her date of death is not a citizen or resident of the United States generally will be subject to United States federal estate tax.

Backup Withholding Tax and Information Reporting Requirements

We must report annually to the IRS and to certain holders of shares of Newmont common stock the amount of certain distributions made to such holders and the amount of tax, if any, withheld with respect to such distributions. The IRS may make this information available to the tax authorities in the country in which such holders are resident.

In addition, a Non-U.S. Holder may be subject to information reporting requirements and backup withholding tax (currently at a rate of 28%) with respect to certain distributions paid on, and the proceeds of disposition of, shares of Newmont common stock, unless, generally, such holder certifies under penalties of perjury (usually on IRS Form W-8BEN) that such holder is not a U.S. person or such holder otherwise establishes an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of Newmont common stock are as follows:

•
If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless a holder certifies under penalties of perjury (usually on IRS Form W-8BEN) that such holder is not a U.S. person or such holder otherwise establishes an exemption.

•
If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections, or a U.S.-related person, information reporting and backup withholding tax generally will not apply.

•
If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless the holder certifies under penalties of perjury (usually on IRS Form W-8BEN) that such holder is not a U.S. person.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against a Non-U.S. Holder’s United States federal income tax liability, provided the required information is timely furnished by such holder to the IRS.

Foreign Accounts

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined under those rules) and certain other non-U.S. entities. The failure to comply with additional certification, information reporting and other specified requirements could result in a withholding tax being imposed on payments of certain distributions and sales proceeds to foreign intermediaries and certain Non-U.S. Holders. A 30% withholding tax will be imposed on dividends on, or gross proceeds from the sale or other disposition of, shares of Newmont common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, the withholding tax will apply unless the foreign financial institution enters into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements.

Although this legislation currently applies to applicable payments made after December 31, 2012, in recent guidance, the IRS has indicated that U.S. Treasury regulations will be issued providing that the withholding provisions described above will apply to payments of dividends on shares of Newmont common stock made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of such stock on or after January 1, 2015.  Non-U.S. Holders should consult their tax advisors regarding this legislation.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquiring shares of Newmont common stock in exchange for Exchangeable Shares and of holding and disposing of shares of Newmont common stock.  Holders of Exchangeable Shares and shares of Newmont common stock should consult their tax advisors concerning the tax consequences of their particular situations.

PLAN OF DISTRIBUTION

The shares of our common stock offered in this prospectus will be issued in exchange for exchangeable shares of New NMCCL. No broker, dealer or underwriter has been engaged in connection with this offering.  The rights of holders of exchangeable shares of New NMCCL and the terms upon which the exchangeable shares may be exchanged or redeemed for shares of our common stock are set forth in the plan of arrangement, including the exchangeable share provisions, and certain provisions of the form of voting and exchange trust agreement, which are attached as exhibits 2.2 and 99.1 respectively, to the registration statement of which this prospectus is a part.

EXPERTS

Our financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this document by reference to our Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Ian Douglas, Newmont’s Group Executive Reserves, is the Qualified Person responsible for the preparation of the scientific and technical information concerning our mineral properties in this prospectus. The reserves disclosed and incorporated by reference in this prospectus have been prepared in compliance with Industry Guide 7 published by the SEC. We have determined that such reserves would be substantively the same as those prepared using the Guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum. For a description of the key assumptions, parameters and methods used to estimate mineral reserves on our material properties, as well as a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors, please see our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, each of which is incorporated by reference in this prospectus, and our Management’s Discussion and Analysis of Financial Condition and Results of Operations, as filed from time to time on EDGAR in the United States.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by White & Case LLP, New York, New York.  Certain Canadian federal tax matters will be passed upon by Goodmans LLP, as set forth under “Material Canadian Federal Income Tax Considerations.”  Certain United States federal tax matters will be passed upon by White & Case LLP as set forth under "Material United States Federal Income Tax Considerations."

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from our web site at http://www.newmont.com or from the SEC’s web site at http://www.sec.gov. The information on our website is not incorporated by reference into and is not made a part of this prospectus. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

As required by the Securities Act, we have filed with the SEC a registration statement on Form S-3 relating to the shares of common stock offered by this prospectus.  This prospectus is a part of that registration statement, which includes additional information.  Whenever a reference is made in this prospectus to a contract or other document of ours, please be aware that the reference is only a summary and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document.  You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s website.

We “incorporate by reference” in this prospectus certain information that we file with the SEC, which means that we disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and, where applicable, supersede information contained in documents filed earlier with the SEC or contained in this prospectus. We incorporate by reference in this prospectus the documents listed below that have been previously filed with the SEC. These documents contain important information about us and our financial condition.

Newmont SEC Filings (File No. 001-31240)	Period
Annual Report on Form 10-K (including the portions of our proxy statement for our 2011 annual meeting of stockholders incorporated by reference therein)	Year ended December 31, 2010

Quarterly Report on Form 10-Q	Quarters ended March 31, 2011, June 30, 2011 and September 30, 2011

Current Reports on Form 8-K	Filed February 8, 2011, March 10, 2011, March 11, 2011, April 7, 2011, April 22, 2011, May 10, 2011, May 26, 2011, July 1, 2011, July 15, 2011, October 11, 2011 and October 25, 2011

The description of our capital stock contained in our Registration Statement on Form S-3	Filed on September 15, 2009, including any amendment or report filed for the purpose of updating that description

We also incorporate by reference in this prospectus any future filings that we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until we distribute all of the securities that may be offered by this prospectus. However, we are not incorporating by reference any information furnished under Items 2.02 or 7.01 (or corresponding information furnished under Item 9.01 or included as an exhibit) of any Current Report on Form 8-K.

You may request a copy of these filings at no cost to you, by writing or telephoning us as follows:

Newmont Mining Corporation
6363 South Fiddlers Green Circle
Greenwood Village, Colorado 80111
Attn: Office of the Secretary
(303) 863-7414

This prospectus incorporates documents by reference which are not presented in or delivered with this prospectus. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.  You should rely only on the information contained in this prospectus and in the documents that we have incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the securities described in this prospectus in any state or jurisdiction where the offer is not permitted.

 4,915,685     Shares

Common Stock

____________________________

Prospectus

December 14, 2011

______________________

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The estimated fees and expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered hereby are set forth in the following table:

SEC registration fee	$ 36,600
Printing expenses	$ 10,000
Accounting fees and expenses	$ 40,000
Legal fees and expenses	$ 50,000
Miscellaneous	$ 10,000
Total	$ 146,600
____________

Item 15.	Indemnification of Directors and Officers

Article Tenth of the Registrant’s Certificate of Incorporation provides that its directors shall be protected from personal liability, through indemnification or otherwise, to the fullest extent permitted under the General Corporation Law of the State of Delaware as from time to time in effect.

The Registrant’s By-Laws provide that each person who at any time is or shall have been a director or officer of the Registrant, or is or shall have been serving another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of the Registrant and his or her heirs, executors and administrators, shall be indemnified by the Registrant in accordance with and to the full extent permitted by the General Corporation Law of the State of Delaware. Article VI of the Registrant’s By-Laws facilitates enforcement of the right of directors and owners to be indemnified by establishing such right as a contract right pursuant to which the person entitled thereto may bring suit as if the indemnification provisions of the By-Laws were set forth in a separate written contract between Registrant and the director or officer.

Section 145 of the General Corporation Law of the State of Delaware authorizes and empowers each Delaware corporation to indemnify its directors, officers, employees and agents against liabilities incurred in connection with, and related expenses resulting from, any claim, action or suit brought against any such person as a result of his or her relationship with the corporation, provided that such persons acted in good faith and in a manner such person reasonably believed to be in, and not opposed to, the best interests of the corporation in connection with the acts or events on which such claim, action or suit is based. The finding of either civil or criminal liability on the part of such person in connection with such acts or events is not necessarily determinative of the question of whether such person has met the required standard of conduct and is, accordingly, entitled to be indemnified. The foregoing statements are subject to the detailed provisions of Section 145 of the General Corporation Law of the State of Delaware.

In addition, the Registrant has obtained a directors’ and officers’ liability and company reimbursement policy that insures against certain liabilities under the Securities Act of 1933, subject to applicable retentions.

Item 16.	Exhibits

The exhibits to this registration statement are listed in the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

Item 17.	Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A)
Each prospectus filed by a Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus.  As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)
That, for the purpose of determining liability of a Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b)
The undersigned Registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by a Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwood Village, State of Colorado, on December 14, 2011.

NEWMONT MINING CORPORATION

By:	/s/ Russell Ball
	Name	Russell Ball
	Title	Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in their respective capacities and on the dates indicated.

Signature	Title	Date

*	President, Chief Executive Officer and Director	December 14, 2011
Richard T. O’Brien	(Principal Executive Officer)

/s/ Russell Ball	Executive Vice President and	December 14, 2011
Russell Ball	Chief Financial Officer (Principal Financial Officer)

/s/ David Ottewell	Vice President and Controller	December 14, 2011
David Ottewell	(Principal Accounting Officer)

*	Director	December 14, 2011
Glen A. Barton

*	Director	December 14, 2011
Bruce R. Brook

*	Director	December 14, 2011
Vincent A. Calarco

*	Director	December 14, 2011
Joseph A. Carrabba

*	Director	December 14, 2011
Noreen Doyle

*	Director	December 14, 2011
Veronica M. Hagen

Signature	Title	Date

*	Director	December 14, 2011
Michael S. Hamson

*	Director	December 14, 2011
Jane Nelson

*	Director	December 14, 2011
John B. Prescott

*	Director	December 14, 2011
Donald C. Roth

*	Director	December 14, 2011
Simon R. Thompson

By:  /s/ Stephen P. Gottesfeld
Name:  Stephen P. Gottesfeld
Title:  Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Documents
2.1

Arrangement Agreement, dated October 31, 2011, among Newmont Mining Corporation, Newmont Mining Corporation of Canada Limited, Newmont Holdings ULC, Newmont NE Holdings Limited and Newmont NE Subco Limited.

2.2

Plan of Arrangement and the Exchangeable Shares Provisions, as approved by the Supreme Court of Ontario by final order dated December 13, 2011 (included as Exhibit A to the Arrangement Agreement filed as Exhibit 2.1).

3.1

Certificate of Incorporation of Newmont Mining Corporation, restated as of October 28, 2009. Incorporated by reference to Exhibit 3.1 to Newmont’s Form 10-Q for the period September 30, 2009, and filed with the Securities and Exchange Commission on October 29, 2009.

3.2

By-laws of Newmont Mining Corporation, as amended and restated effective December 8, 2010. Incorporated by reference to Exhibit 3.1 to Newmont’s Form 8-K filed with the Securities and Exchange Commission on December 10, 2010.

3.3	Certificate of Designations of the New Special Voting Stock.
5.1	Opinion of White & Case LLP as to the validity of the securities being offered.
8.1	Opinion of Goodmans LLP as to certain Canadian tax matters.
8.2	Opinion of White & Case LLP as to certain United States tax matters.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of White & Case LLP (included in the Opinion of White & Case LLP filed as Exhibits 5.1 and 8.2).
23.3	Consent of Goodmans LLP (included in the Opinion of Goodmans LLP filed as Exhibit 8.1).
24.1	Powers of attorney.
99.1	Form of Voting and Exchange Trust Agreement, to be entered into by Newmont Mining Corporation, Newmont Mining Corporation of Canada Limited and Computershare Trust Company of Canada.
99.2	Form of Support Agreement, to be entered into by Newmont Mining Corporation, Newmont Mining Corporation of Canada Limited and Newmont Holdings ULC.